Exhibit 99.1

ATG(R) (NASDAQ: ARTG) is a leading provider of software applications for commerce and customer self-service.

ATG has entered an exciting period in its over 10-year plus history. We have an excellent customer base, an experienced management team in place, a significantly reduced cost structure, a solid cash balance and innovative products. We are closely managing the business during these challenging market conditions, and we are positioning ourselves for future growth.

Our primary focus for our growth strategy is to drive shareholder value. Consistent with this focus, ATG recently marked a key milestone in its evolution by announcing a definitive agreement to acquire all of the outstanding shares of Primus Knowledge Solutions (NASDAQ: PKSI) - a publicly held company based in Seattle, Washington. If approved by both companies' shareholders, this all stock acquisition would be valued at $30 million to $33 million. Primus is a recognized leader in self- and assisted-service technologies, and its software solutions include a Web Self-Service suite that is rated number one by Gartner, advanced email response management technology also ranked number one by Gartner, and extensive natural language processing search technology. Please visit the following link to read some positive analysts' views on the transaction - http://www.atg.com/en/news/analysts/primus.jhtml.

We believe this acquisition will create a true e-business powerhouse, with the breadth of technology and critical mass that will enable us to provide complete customer experience solutions. Companies today want a single, integrated application suite that encompasses both commerce and customer service. In addition, they require applications that can be leveraged across all channels, especially call centers, email and the web. The combination of ATG and Primus will deliver just that.

How will this combination benefit you, the ATG shareholder? First, it affords us the opportunity for additional growth as well as cost synergies that provide a clearer path to profitability. Primus' customer base includes more than 225 enterprise-class organizations. With little overlap in our customer bases, the combined company will have tremendous up-selling and cross-selling opportunities to sell new and additional products into the combined company's Global 2000 list of customers. Also, the increased size of our revenue base, including our combined recurring maintenance and support revenue streams, will benefit ATG's results of operations, as well as accelerate ATG's path to sustainable profitability.

All directors and executive officers of Primus and certain other shareholders, owning, in the aggregate, approximately 14.6% of Primus' outstanding shares, have already signed agreements to vote their shares in favor of the transaction. In addition, the boards of directors of both companies have unanimously approved the transaction. The acquisition now requires the approval of shareholders of both companies, and we hope to gain your support.

Thank you for taking the time to visit our IR website and for your continued support of ATG.

Sincerely,
Bob Burke

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT